[Fifth Third Bancorp Letterhead]

July 19, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re: Fifth Third Bancorp

Registration Statement on Form S-4

Filed June 25, 2019

File No. 333-232335

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fifth Third Bancorp (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, so that it will become effective at 4:00 p.m., Eastern Time, on Monday, July 22, 2019 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William L. Taylor (212-450-4133) of Davis Polk & Wardwell LLP with any questions you may have regarding this request. In addition, please notify Mr. Taylor by telephone when this request for acceleration has been granted.

FIFTH THIRD BANCORP

By:	/s/ Susan B. Zaunbrecher
	Name:	Susan B. Zaunbrecher
	Title:	Executive Vice President, Corporate Secretary and Chief Legal Officer

cc: Securities and Exchange Commission